UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment #__)*

VALDE CONNECTIONS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

918891 10 2
(CUSIP Number)

Stephen W. Carnes
1180 Spring Centre South Blvd., Suite 310
Altamonte Springs, Florida 32714
(407) 970-8460
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1)g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP #   918891 10 2

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1. Names of reporting persons. IRS identification nos. of above persons (entities only).
   Stephen W. Carnes

2. Check the appropriate box if a member of a group.
   (a)
   (b)

3. SEC Use Only

4. Source of Funds   SC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization   United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power	20,679,960
	8. Shared Voting Power	0
	9. Sole Dispositive Power	20,679,960
	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned By Each Reporting Person
    20,679,960

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)   63.9%

14. Type of Reporting Person
    IN

Item 1. Security and Issuer
   Common stock, .001par value, of Valde Connections, Inc. which has its
   principal offices at, 1180 Spring Centre South Blvd., Suite 310,
   Altamonte Springs, Florida 32714.

Item 2. Identity and Background

    (A) Stephen W. Carnes

    (B) 1180 Spring Centre South Blvd., Suite 310, Altamonte Springs, Florida 32714

    (C) President and Director of Valde Connections, Inc.,
        1180 Spring Centre South Blvd., Suite 310, Altamonte Springs, Florida 32714

    (D) During the past five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (E) During the past five years, such person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibition or mandating activities subject to Federal or State Securities laws or finding any violations with respect to such laws.

    (F) U.S. Citizenship

Item 3. Source and Amount of Funds or Other Consideration
The source of all funds for purchases was from the subject company, resulting from the Board of Directors approval of a cancellation of shares held by the company's founder and shareholder, and the issuance of shares to new officers.

Item 4. Purpose of the Transaction
Stephen W. Carnes, as the newly appointed President and Director of Valde Connections, Inc. has acquired 20,679,960 shares of the capital stock of that company. Whereas, On January 20, 2003, Valde Connections, Inc. (Formerly JDLPhotos.com, Inc.) by and through our Board of Directors determined to alter its business direction and focus on the hair salon, spa and modeling industries.

Valde Connections, Inc. (Formerly JDLPhotos.com, Inc.) sought potential opportunities to expand operations and initiated contact with Stephen Carnes. The decision was made to develop the Valde Connections business plan.

Item 5. Interest in Securities of the Issuer

    (A) 20,679,960 shares, constituting 63.9% of the outstanding common stock of the issuer.

    (B) Items 7, 8, 9, and 10 of the second part of the cover page are hereby incorporated by reference.

    (C) Stephen W. Carnes made the following transaction with the issuer on

On January 20, 2003, Valde Connections, Inc. (Formerly JDLPhotos.com, Inc.) through action of the board of directors did cancel a total of 6,050,000 common shares and simultaneously reissue 1,080,000 common shares at the request of the canceling shareholders.

As understood among the former and new control persons and simultaneous to the described transaction, Stephen W. Carnes was appointed the President and Director of the corporation filling the vacancy created by the resignation as the prior President and Director of the Corporation. Mr. Carnes will serve in the interim period until the next annual shareholders meeting can be held.

On January 27, 2003 a twenty for one dividend was paid to the shareholders of record on January 24, 2003, which is reflected in the total 20,679,960 shares owned by Stephen W. Carnes.

Item 6.   Contracts, Arrangements, Understandings or Relationship to Securities of the Issuer
Stephen W. Carnes has no contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits
The filer incorporates herein by reference, the following:
Valde Connections, Inc., Report on Form 8-K,
Changes in Control of Registrant, Acquisition or Disposition of Assets;
filed with the Securities and Exchange Commission on or about February 20, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2003
Date

\s\   Stephen W. Carnes
Signature   Stephen W. Carnes
An Individual